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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2005

Commission File Number:  000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. NR 21, 23, MC and NR 20 and 22.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

July 12, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

July 12, 2005

CCN Matthews News Wire Service

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports uranium analyses of 111 surface rock chip samples from the Blue Hills and White Bear River properties located just north of the port of Burgeo on the south coast of Newfoundland.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-20, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of July, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 12, 2005 TSX Venture Exchange: CMD Shares Issued: 36,166,423 News Release #05-20

SAMPLING YIELDS HIGH VALUE URANIUM RESULTS

COMMANDER RESOURCES LTD. (CMD-TSX-V) reports uranium analyses of 111 surface rock chip samples from the Blue Hills and White Bear River properties located just north of the port of Burgeo on the south coast of Newfoundland. The properties have not been previously drilled, are located close to a paved highway and power line, close to a sea port and are in a sparsely vegetated area.

Results included 18 samples exceeding 4 pounds per tonne U3O8 (0.18% U3O8) and 33 samples exceeding 2 pounds per tonne U3O8 (0.09% U3O8).  Highest values reported were 12.3 pounds per tonne U3O8 (0.56% U3O8), 11.7 pounds per tonne U3O8 (0.53% U3O8), 10.3 pounds per tonne U3O8 (0.46% U3O8) and 9.2 pounds per tonne U3O8 (0.42% U3O8).   A total of 57 samples returned values exceeding 1 pound per tonne U3O8 (0.045% U3O8).  Detailed sample results are shown in the table and map on the Company’s website (see WHAT’S NEW on the homepage) at www.commanderresources.com.

Based on the encouraging results returned from the limited first pass sampling program, an aggressive follow-up sampling and mapping program is being planned for later this summer that will include a combination of detailed radiometric surveying, basal till soil sampling and machine trenching and sampling using a back-hoe.

For comparison purposes, the average grade of world-wide operating uranium mines is about 3.3 pounds per tonne U3O8 (0.15% U3O8).  At the current price of US$ 29.00/per pound U3O8 , the in situ value of a tonne of rock at this average grade is just under $US100, equivalent to about 3% copper (@US$1.40 / pound copper) or 0.25 ounces of gold (@US$400/ounce gold).

Many analysts consider the long term uranium market outlook to be more positive than almost any other mineral commodity. Going forward there is a projected shortfall of U3O8 as existing primary and secondary sources are being depleted against a background of increasing demand for U3O8 energy. Given the projected gaps in supply and depletion of existing high grade uranium deposits, exploration and new production are needed if projected demand is to be satisfied.

Samples collected averaged 2 to 3 kilograms each consisting of an aggregate of numerous rock chips. A few saw-cut channel samples were also collected.  No single “grab” samples were submitted for analysis in this batch.   Results for approximately 15 individual grab samples from selected mineralized boulders and outcrops are awaited.

Mineralization appears to be stratigraphically controlled in most of the prospects. At the “Main” prospect on Blue Hills, 21 samples returned in excess of 2 pounds per tonne U3O8 and 10 samples were in excess of 4 pounds per tonne U3O8.  A composite of three consecutive saw-cut channel samples from a bedrock exposure graded 2.36 pounds per tonne U3O8, over 1.5 metres. The best rock chip sample ran 11.70 pounds per tonne U3O8 from another part of the bedrock exposure.  At the #4 Boulder Prospect, located about 600 metres to the east along strike from the Main prospect, 2 samples returned 7.84 pounds per tonne and 4.32 pounds per tonne U3O8.   The main host rocks are fine-grained felsic volcanics with strong silica and sericite alteration.

Other prospects on the Blue Hills Property include the “Chan”, “Hawks Nest”, “Muise”, “Baggs Hill” and “Fat Lip” where only limited sampling was done during this program.  Four rock chip samples from the Muise prospect graded between 1.00 and 7.09 pounds per tonne U3O8.  Three rock chip samples from the Chan prospect graded 2.79, 3.93 and 4.41 pounds per tonne U3O8 and one sample from the Fat Lip prospect graded 2.74 pounds per tonne U3O8.  The Hawks Nest, Muise and Chan prospects are located along the contact between felsic volcanic rocks and graphitic sediments close to and parallel with the Baggs Hill granite and the Fat Lip and Baggs Hill prospects are hosted by the Baggs Hill granite itself.

The White Bear #3 prospect consists of several clusters of boulders of fine-grained felsic volcanics with silica and sericite alteration at the base of a gentle slope covered by moss and overburden.   Six boulder samples graded from 1.88 to 12.31 pounds per tonne U3O8. Three bedrock samples from the #2 prospect, hosted in staurolite mica schists after metasediments, ran 1.84, 1.88 and 1.56 pounds per tonne U3O8.

Analytical Procedures

Samples were trucked to Eastern Analytical Laboratory in Springdale N.F. where samples were coarse crushed and 2 pulp samples prepared.  One sample was retained while a second pulp was forwarded to ACME Analytical Laboratory, Vancouver, B.C.  Samples were analyzed for uranium at ACME via the following procedure. A 0.2gm sample of pulp is mixed with 1.5gm lithium metaborate flux in a graphite crucible. This charge is heated to 1050 degrees Celcius for 15 minutes, then poured into 100 milliliters of 5 % nitric acid. This solution is shaken for 2 hours, then tested directly for uranium content by ICP mass spectrometer. Accuracy is 0.10 ppm U, to a maximum value of 10,000 ppm U ( 1.0 % U) . Standards are run at regular intervals at ACME.

About 30 select sample pulps and several high count specimen are being sent to Saskatchewan Research Council (SRC) Laboratory for check assaying.

Results from the laboratory were reported as parts per million (ppm) uranium (U). Since the accuracy of the analyses was very high (0.10 ppm U), the values can be considered equivalent to %U with 1000 ppm equivalent to 0.10%.   The product is priced and sold on the market in pounds of U3O8, so the data was converted from %U to %U3O8 using the factor of 1.179 and further converted to pounds per tonne (metric) of U3O8 to better reflect the potential in situ value of the rock. The table on the Company’s website presents the original data from the lab (ppm U) and the conversions to % U3O8 and pounds per tonnes (metric) U3O8.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 19, 2005 TSX Venture Exchange: CMD Shares Issued: 36,166,423 News Release #05-21

COMMANDER COMMENCES FIRST PHASE DRILL PROGRAM ON BAFFIN ISLAND

Commander Resources Ltd. (CMD-TSX Venture) reports that the 2005 diamond drilling program on the Baffin Island gold project has commenced.  The initial phase of drilling will be on the Ridge Lake prospect area where 2000 metres is planned in 20 – 25 shallow holes.  The average hole-depth will be about 75 to 100 metres.  Gold mineralization at Ridge Lake occurs in several prospects over a strike length of 3.5 kilometres. Numerous high-grade channel sample results from 2004 included up to 107.1 grams per tonne gold and preliminary drilling in 2004 on the western portion of the prospect returned encouraging results including 2.15 metres grading 17.48 grams per tonne gold and 1.50 metres grading 15.06 grams per tonne gold.

Drilling will start on Ridge Lake East, focused on a thickened and structurally complex block that exposes areas of iron formation containing some of the highest gold values recovered in 2004.   The drill holes will be located using surface geology, surface gold mineralization and the results of a recently completed detailed ground magnetic survey.  The structural complexity observed can result in thickening of mineralized zones and increased gold grades due to remobilization, an important characteristic of iron formation deposits such as Lupin, N.W.T and Homestake, South Dakota.

The geological field program which commenced in early May with a ground geophysical program is well underway.  Our full geological crew has been on site for about a month and has made excellent progress in finalizing drill targets at Ridge Lake. Detailed mapping and sampling at the Qim 5 and Durette prospect areas is also underway, each which could develop quickly to the drill stage.   Prospecting on these areas in 2004 returned values up to 103 grams per tonne gold from surface rock chip samples.

Infill channel samples at Ridge Lake and preliminary channel samples from the Durette Prospect have been sent to the laboratory for analysis.  Results are awaited.

For a reference map of the prospect areas and the geological maps for Ridge Lake, Qim5 and Durette, please refer to the Company’s website.

Allan Armitage, PhD, P.Geo joined Commander this year to manage the Baffin Project. Allan has extensive experience with iron formation gold deposits and Arctic geology. He was formerly Chief Geologist at Comaplex Minerals where he was primarily involved in the Meliadine gold project near Rankin Inlet, Nunavut for the past eight years.

Bernard Kahlert, P.Eng is the Company’s Qualified Person under N.I. 43-101 for the 2005 project. Dr. Allan Armitage, P.Geo will be managing all aspects of the 2005 field program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President & CEO

For further information, please call:

Cathy DiVito, Corporate Communications

Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866

www.commanderresources.com

Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

July 20, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

July 20, 2005

Vancouver Stockwatch

Market News

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces the grant of 783,000 stock options to directors, officers, employees and consultants under its stock option plan and in accordance with the Company’s compensation policy.  The options are exercisable for five years at $0.25 per share and are subject to the policies of the TSX Venture Exchange.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-22, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of July, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 20, 2005 TSX Venture Exchange: CMD Shares Issued: 36,166,423 News Release #05-22

COMMANDER GRANTS STOCK OPTIONS

Commander Resources Ltd. (CMD-TSX Venture) Commander Resources Ltd. (the “Company”) announces the grant of 783,000 stock options to directors, officers, employees and consultants under its stock option plan and in accordance with the Company’s compensation policy.  The options are exercisable for five years at $0.25 per share and are subject to the policies of the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh

President & CEO

For further information, please call:

Cathy DiVito, Corporate Communications

Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866

www.commanderresources.com

Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 28, 2005 TSX Venture Exchange: CMD Shares Issued: 36,166,423 News Release #05-23

URANIUM POTENTIAL IDENTIFIED ON COMMANDER’S YUKON PROPERTIES

COMMANDER RESOURCES LTD. (CMD-TSX Venture Exchange) reports on a review recently completed by the Company of its database on the Rob property, located 90 kilometres north of Dawson City, Yukon.  The review revealed significant uranium values from historic outcrop samples collected by Union Miniere Exploration and Mining Corporation Limited (UMEX). The Rob property was first located in 1977 by UMEX who identified a coincident copper and uranium soil geochemical anomaly.

The current uranium prices approaching US$30 per pound and the Company’s recent exploration activities for uranium in Newfoundland prompted a review of current assets and data to assess the uranium potential of other property holdings.

The focus of the data review was on the historical geochemical surveys.  A limited amount of data consisted of about 790 soil samples and 32 rock grab and chip samples collected from a small grid measuring 1.5 kilometres x 700 metres.    The data contains uranium values in soils greater than 1.5 ppm uranium over the central part of the grid coincident with a copper-in-soil anomaly.  Within the core of the uranium soil anomaly, 21 of the rock samples collected assayed greater than 0.01 percent U3O8 and eight samples contained greater than 0.06 percent U3O8.   This data is illustrated on map which can be found on the Company’s website.

The highest values recorded in that survey were 1.57 percent U3O8, 1.01 percent U3O8, 0.54 percent U3O8, 0.46 percent U3O8 and 0.32 percent U3O8.   Chalcopyrite and pitchblende mineralization was reported from the prospecting program. Rock samples collected in 1994 included samples grading up to 10.8 percent Cu, 625 ppb Au, 0.29 percent Co, but were not analyzed for uranium.

The Rob property is comprised of 19 claim units that are owned 50% each by Commander and Blackstone Resources Inc.  The property is contiguous with the Commander’s 100% owned Olympic Property which together cover a northeast trending iron-rich hematite-magnetite breccia complex that extends more than 10 kilometres in length and is up to 5 kilometres wide.   Please refer to the Company’s website for location and property geology maps.

On the Olympic Property, previous work identified widespread copper mineralization within the matrix of high energy, low temperature breccia bodies and along fractures.  The majority of previous samples collected from the Olympic Property contained significant copper values from the western portion of the magnetic anomaly, but were not analyzed for uranium.

The sequence has similar geology, age, geometry and trace element signatures to that which hosts the giant Australian Olympic Dam deposit which contains about 2 billion tonnes grading 1.6% copper, 0.6 grams per tonne gold and 0.06% U308.  In addition to copper and gold, Olympic Dam is one of the world’s largest uranium producers.

The identification of high grade uranium results from the past work and the realization that the larger Olympic property has not been assessed for its uranium potential has prompted the Company to review the status and strategic direction for the property.

The data provided in this release was collected and reported by UMEX prior to the implementation of NI 43-101 reporting requirements and is historical in nature.

The Company has not verified the results but the data and reports were reviewed and accepted by Bernard Kahlert, P.Eng, the Company’s Qualified Person.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh

President & CEO

For further information, please call:

Cathy DiVito, Corporate Communications

Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866

www.commanderresources.com

Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: August 10, 2005

/s/  Kenneth E. Leigh

By:___________________________

      Kenneth E. Leigh, President